EXHIBIT 99.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of August 10, 2015, is entered into by and among Imation Corp., a Delaware corporation (the “Seller”), on the one hand, and Overland Storage, Inc., a California corporation and wholly-owned subsidiary of Parent (“Buyer”), and Sphere 3D Corp., an Ontario corporation (“Parent”), on the other hand. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Article VI.

RECITALS

WHEREAS, the parties and certain of their Affiliates are parties to an RDX License Agreement, as amended (the “RDX License”), pursuant to which Seller and its Affiliates hold a license from Parent and Buyer and certain of their Affiliates to sell RDX products;

WHEREAS, Seller and Tandberg Data Holdings S.a.r.L. are parties to an RDX License Agreement dated May 12, 2011 (the “Infinivault License”), which ProStor Systems, Inc. assigned to Seller in connection with Seller’s acquisition of ProStor’s Infinivault assets;

WHEREAS, on or about April 9, 2015, Seller filed an action against Buyer, Parent, Tandberg Data Corp. and Tandberg Data Holdings S.a.r.l. in Second Judicial District Court for the State of Minnesota captioned Imation Corp. vs. Tandberg Data Corp. et al (the “Action”) relating to the RDX License;

WHEREAS, the parties desire to terminate the RDX License and the licenses granted to Seller and its Affiliates thereunder;

WHEREAS, the parties desire to dismiss the Action and to completely resolve their disputes and resolve all issues between them pursuant to the terms and conditions and the warranties and representations set forth in this Agreement, and to avoid additional disputes, as well as any claims that could have been brought by any party hereto or their respective Affiliates and other related parties;

WHEREAS, Seller is engaged in the business of selling removable disk backup solutions based on technology licensed to Seller by Buyer and publicly known as “RDX” (the “Business”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Purchased Assets and to assume the Assumed Liabilities, each as more particularly set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE BUSINESS

Section 1.01     Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller's right, title and interest in (a) the assets of Seller and its Affiliates set forth on Section 1.01 of the disclosure schedules (“Disclosure Schedules”) attached hereto, (b) any other assets exclusively used or held for use in the Business, and (c) the Existing Inventory (collectively, the “Purchased Assets”), free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance (each, an “Encumbrance”).

Anything in this Agreement to the contrary notwithstanding, this Agreement will not constitute an agreement to assign any Purchased Asset or any right thereunder if an attempted assignment, without the consent of a third party, would constitute a breach thereunder (an “Outstanding Third Party Consent”). If an Outstanding Third Party Consent is not obtained prior to the Closing, Seller and Buyer shall cooperate to provide Buyer with the benefits and obligations thereunder in a mutually agreeable arrangement in accordance with this Agreement; provided, however, that the parties hereto acknowledge that any such obligations would be performed at Buyer’s sole cost and expense; provided, further, that if such third party does not consent to the assignment of its agreement by October 31, 2015 (other than with respect to the third party set forth in Section 1.01(b) of the Disclosure Schedule, which shall be within one hundred twenty (120) days after the Closing) and the third party has not communicated to Seller, Buyer or Parent its intention to provide such consent, then Seller will have the right to terminate such agreement in accordance with the terms thereof or applicable law.

Section 1.02     Excluded Assets. From and after the Closing, Seller and its Affiliates shall retain all of their respective existing right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, all assets of Seller other than the Purchased Assets, including any assets set forth on Section 1.02 of the Disclosure Schedules (collectively, the “Excluded Assets”).

Section 1.03     Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge the liabilities and obligations set forth on Section 1.03 of the Disclosure Schedules (collectively, the “Assumed Liabilities”). Buyer will not assume or have any responsibility with respect to any liability relating to the Business or the Purchased Assets that exists, or arises out of the operation or ownership of the Purchased Assets or the Business on or prior to the Closing and that is not an Assumed Liability, whether any such liability is known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created.

Section 1.04     RDX License Termination. Buyer, Parent and Seller, on behalf of themselves and their respective Affiliates, hereby agree that the RDX License shall be terminated and shall be of no further force and effect effective as of the Closing. Neither party has any further obligations of any kind to the other party arising out of the RDX License.

Section 1.05     Purchase Price. Subject to adjustment as set forth in Section 1.08, on the terms and subject to the conditions set forth herein, in consideration of the sale of the Purchased Assets and the termination of the RDX License, in addition to the assumption of the Assumed Liabilities, on the Closing Date, Parent shall issue to Seller:

(a)	the Issued Shares; and

(b)	the Warrant.

Section 1.06     Restricted Shares. The Shares will not initially be registered under the Securities Act of 1933, as amended (the “Securities Act”) and will accordingly bear applicable restricted securities legends, but Parent has agreed to register the Shares pursuant to the terms of the Registration Rights Agreement, to be executed and delivered on the Closing Date. The Shares will be subject to the Lock-Up Agreement. Notwithstanding any other provision of this Agreement to the contrary, Parent shall in no event be required to issue any Shares to Seller (pursuant to the Warrant or otherwise) in connection with the transaction to the extent that such issuance (i) in the aggregate constitutes Parent Common Shares that constitutes greater than 19.9% of the common shares or voting power of Parent outstanding as of the date of this Agreement prior to the issuance of the Shares, (ii) would constitute a change of control under Nasdaq rules, (iii) would otherwise trigger a shareholder approval requirement under Nasdaq rules or (iv) would cause Seller together with its Affiliates to become a beneficial owner of 20% or more of Parent’s outstanding common shares, except in the case of the foregoing clauses (i), (ii) and (iii), with the prior approval of Parent’s shareholders. All Shares shall, upon issue thereof by Parent, be duly authorized, validly issued, fully paid and non-assessable.

Section 1.07     Allocation of Purchase Price. As soon as practicable but in no event more than sixty (60) days following the Closing, Buyer shall prepare, or cause to be prepared, and deliver to Seller an allocation (the “Allocation”) of the purchase price (as determined for U.S. federal income tax purposes), which Allocation shall be prepared in accordance with the rules under Section 1060 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder. The Allocation shall be deemed final unless Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation within thirty (30) days after delivery of the Allocation to Seller. In the event of any such objection, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation within sixty (60) days after the delivery of the Allocation to Seller, such dispute shall be resolved by Ernst & Young LLP or, if Ernst & Young LLP is unable to serve, another impartial nationally recognized firm of independent certified public accountants mutually appointed by Buyer and Seller. The fees and expenses of such accounting firm shall be borne equally by Seller and Buyer. Seller and Buyer agree to report the transactions contemplated by this Agreement for all Tax purposes in a manner consistent with the Allocation (except to the extent otherwise required by Law) and will provide the other promptly with any other information reasonably required to complete Internal Revenue Service Form 8594. Each of Buyer and Seller shall promptly notify the other, and will provide the other with reasonably requested cooperation, at the requesting party’s expense, in the event of an examination, audit, or other proceeding regarding any of the allocations set forth in the Allocation. In any Proceeding related to the determination of any Tax, neither Buyer nor Seller shall contend or represent that such Allocation is not a correct allocation.

Section 1.08     Purchase Price Adjustment. For purposes of this Section 1.08, the term “Seller” shall include any Affiliate of Seller that has acquired any Issued Shares.

(a)     Upon the time that Seller has Sold any portion (or all, to the extent applicable) of the Issued Shares to any Person or Persons (other than an Affiliate of Seller) in one or more Acceptable Transactions and the aggregate amount of consideration (in any form) received in connection with or as a result of such Sale exceeds the Maximum Sales Price (such event, the “Upside Triggering Event”), Seller shall then within five (5) business days after such Upside Triggering Event (x) deliver a written notice (the “Upside Triggering Notice”) to Buyer stating (i) that an Upside Triggering Event has occurred as of a date specified in such notice, (ii) the number of Issued Shares Sold by Seller in any Acceptable Transaction prior to and as of the date of the Upside Triggering Event, (iii) the aggregate amount of consideration (in any form) received by Seller as of the date of the Upside Triggering Event in connection with or as a result of the Sale of such Issued Shares and (iv) the amount by which as of the date of the Upside Triggering Event the amount set forth in clause (iii) immediately above exceeds the Maximum Sales Price (the “Excess”) and (y) to the extent the Excess cannot be offset against amounts owed by Parent or Buyer to Seller under the Transition Services Agreement, deliver to Buyer, in consideration for Seller retaining the Excess, an amount of Contingent After Acquired Inventory equal in value (based on the fair market value) to the Excess. To the extent that Seller owns, of record or beneficially, any Issued Shares as of the day immediately following the date of the Upside Triggering Event, then within five (5) business days of the first day of each calendar month after the date of the Upside Triggering Event until the date that is two months following the day on which the last Issued Share is Sold in an Acceptable Transaction, Seller shall (x) deliver a written notice to Buyer (an “Upside Notice”) stating (i) the aggregate number of Issued Shares Sold in an Acceptable Transaction during the period since the date of the Upside Triggering Notice or the last Upside Notice (whichever was delivered more recently in accordance herewith) (such period, the “Upside Period”) and (ii) the aggregate amount of consideration (in any form) received by Seller as of the date of such Upside Notice in connection with or as a result of the Sale of such Issued Shares (such amount, the “Monthly Upside Sale Amount”) and (y) to the extent the Excess cannot be offset against amounts owed by Parent or Buyer to Seller under the Transition Services Agreement, deliver to Buyer, in consideration for Seller retaining such Monthly Upside Sale Amount, an amount of Contingent After Acquired Inventory equal in value (based on the fair market value) equal to such Monthly Upside Sale Amount.

(b)     Until the Expiration Date (as defined in the Warrant), upon the time that Seller has Sold all of the Issued Shares in one or more Acceptable Transactions and the aggregate amount of consideration (in any form) received in connection with or as a result of such Sale is less than the Minimum Sales Price (such event, the “Downside Triggering Event”), Seller shall then within five (5) business days after such Downside Triggering Event (x) deliver a written notice (the “Downside Triggering Notice”) to Buyer stating (i) that a Downside Triggering Event has occurred as of a date specified in such notice, (ii) the aggregate amount of consideration (in any form) received by Seller as of the date of the Downside Triggering Event in connection with or as a result of the Sale of all of the Issued Shares (the “Aggregate Consideration”) and (iii) the amount by which the Aggregate Consideration is less than the Minimum Sales Price (the “Difference”). Until the Expiration Date, upon the valid delivery of a Downside Triggering Notice, Seller shall have the right to retain all amounts received in consideration for any Existing Inventory that is Sold in an Acceptable Transaction in an amount up to, but not exceeding, an amount equal to the Difference.

(c)     The parties agree to treat any adjustment pursuant to this Section 1.08 as an adjustment to the Purchase Price for tax purposes.

ARTICLE II
CLOSING

Section 2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement on the date of this Agreement (the “Closing Date”) at the offices of O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, California. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date.

Section 2.02     Closing Deliverables.

(a)     At the Closing, Seller shall deliver to Buyer duly executed counterparts of (i) the Lock-Up Agreement, (ii) the Registration Rights Agreement, (iii) the Transition Services Agreement and (iv) the Trademark License Agreement.

(b)     At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(i)     the Issued Shares, as well as a share certificate representing the Issued Shares in the name of Seller;

(ii)    the Warrant; and

(iii)   duly executed counterparts of (A) the Lock-Up Agreement, (B) the Registration Rights Agreement, (C) the Transition Services Agreement and (D) the Trademark License Agreement.

Section 2.03     Affiliate Sellers. Notwithstanding anything to the contrary contained in this Agreement, if it is determined before, at, or after the Closing that any Affiliate of Seller (each an “Affiliate Seller”) owns or possesses any Purchased Assets (or any assets or properties that would constitute Purchased Assets if such Affiliate of Seller were deemed to be Seller under this Agreement (such assets and properties, the “Affiliate Purchased Assets”)), then Seller shall promptly cause such Affiliate of Seller to transfer, assign, convey and deliver to Buyer such Affiliate Purchased Assets in accordance with the terms and conditions of this Agreement; provided, however, that neither Buyer nor Parent shall be obligated to pay any amounts to Seller or any of its Affiliates in consideration for the transfer of such Affiliate Purchased Assets to Buyer other than those amounts that Buyer is obligated to pay to Seller pursuant to this Agreement.

Section 2.04     Affiliate Acquisitions. Notwithstanding anything to the contrary contained in this Agreement, Buyer may elect to have any or all of the Purchased Assets conveyed or transferred to, or any of the Assumed Liabilities assumed by, one or more of its Affiliates; provided, however, that such conveyance or transfer shall not relieve Buyer of its obligations and Liabilities to Seller hereunder.

Section 2.05     Inventory. Within ten (10) business days following the Closing Date, Seller shall deliver to Buyer a written notice (the “Final Inventory Statement”) setting forth the determination of the amount of the Net Inventory Value of the Existing Inventory as of the Closing Date (the “Closing Net Inventory Value”), using the same valuation methodology used in determining the Initial Net Inventory Value, in addition to a physical count of the Existing Inventory (if requested by Buyer). If, within ten (10) business days of the date the Final Inventory Statement is delivered to Buyer, Buyer does not deliver to Seller a written notice stating that Buyer disputes the determination of the Closing Net Inventory Value set forth in the Final Inventory Statement and a reasonable description of the basis for such dispute (the “Dispute Notice”), the calculation of the Closing Net Inventory Value set forth in the Final Inventory Statement shall be deemed the “Final Net Inventory Value”. Seller shall reasonably cooperate with Buyer in its evaluation of the Final Inventory Statement, including by providing access to, and participation in, the physical count of, the Existing Inventory. If Buyer timely delivers a Dispute Notice, Buyer and Seller shall negotiate in good faith for a period of ten (10) days to resolve all disputes set forth in the Dispute Notice (the “Resolution Period”). If during the Resolution Period all disputes set forth in the Dispute Notice are resolved by Buyer and Seller, the determination of the Closing Net Inventory Value by Buyer and Seller shall be deemed the “Final Net Inventory Value”. If any disputes set forth in the Dispute Notice are not resolved prior to the expiration of the Resolution Period, Seller and Buyer shall submit the dispute to a mutually agreed upon independent third party (the “Independent Firm”) to resolve the dispute. Seller and Buyer shall in good faith cooperate with the Independent Firm in providing information to the Independent Firm to make its determination. The decision of the Independent Firm shall be final and binding, absent manifest error. If an Independent Firm is engaged pursuant hereto to resolve any disputes in the Dispute Notice, the final determination of the Closing Net Inventory Value by the Independent Firm shall be deemed the “Final Net Inventory Value”.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer and Parent that the statements contained in this Section 2.05 are true and correct as of the date hereof. For purposes of this Section 2.05, “Seller's knowledge,” “knowledge of Seller” and any similar phrases shall mean the actual knowledge of Jim Ellis, Eric Nealy, Mike Morin, John Breedlove, Dan Egan, John Yarusso, Michael Mader and John Wilebski.

Section 3.01     Organization and Authority of Seller; Enforceability. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Seller has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer and Parent) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

Section 3.02     No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Seller; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the Purchased Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any material contract or other instrument to which Seller is a party or to which any of the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets. Except as set forth in Section 3.02 of the Disclosure Schedules, no consent, approval, waiver or authorization is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03     Title to Purchased Assets. Seller owns and has good title to the tangible Purchased Assets, free and clear of all Encumbrances. To Seller’s knowledge, except as set forth on Section 3.03 of the Disclosure Schedules, the Purchased Assets are sufficient for the conduct of the Business immediately following the Closing in substantially the same manner as currently conducted. The tangible Purchased Assets are in good working condition and repair, ordinary wear and tear excepted and taking into account their estimated useful life, and are suitable for use in connection with the Business as it is currently.

Section 3.04     Existing Inventory. Except for Existing Inventory subject to reserves set forth in Section 3.04 of the Disclosure Schedules, all Existing Inventory included in the Purchased Assets consist of a quality and quantity usable and salable in the ordinary course of business. Section 3.04 of the Disclosure Schedules lists all Existing Inventory included in the Purchased Assets.

Section 3.05     Intellectual Property. Section 3.05 of the Disclosure Schedules lists all Intellectual Property included in the Purchased Assets (“Purchased IP”). Seller owns or has adequate, valid and enforceable rights to use all the Purchased IP, free and clear of all Encumbrances. Seller is not bound by any outstanding judgment, injunction, order or decree restricting the use of the Purchased IP, or restricting the licensing thereof to any person or entity. Seller represents and warrants that it does not hold any trade secret rights in the Purchased Assets.

Section 3.06     Assigned Contracts. Section 3.06 of the Disclosure Schedules includes each contract included in the Purchased Assets and being assigned to and assumed by Buyer (the “Assigned Contracts”). Each Assigned Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or, to Seller's knowledge, any other party thereto is in material breach of or default under (or is alleged to be in breach of or default under), or has provided or received any written notice of any intention to terminate, any Assigned Contract. Except as set forth in Section 3.06 of the Disclosure Schedules, no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default under any Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder. Complete and correct copies of each Assigned Contract have been made available to Buyer. There are no disputes pending or, to the knowledge of Seller, threatened under any Assigned Contract.

Section 3.07     Relationships with Customers, Distributors and Suppliers.

(a)     Except as set forth in Section 3.07(a) of the Disclosure Schedules, between January 1, 2015 and the date hereof, no customer, distributor or supplier of Seller that is material to the Business has canceled or otherwise terminated, or provided written notice to Seller of its intent, or, to the knowledge of Seller, threatened, to terminate its relationship with Seller, or, between January 1, 2015 and the date hereof, decreased or limited in any material respect, or provided written notice to Seller of its intent, or, to the knowledge of Seller, threatened, to limit in any material respect, its purchases from or sales to Seller.

(b)     Section 3.07(b) of the Disclosure Schedules lists the top thirty (30) customers of the Business for each of the years 2015 and 2014 (the “Significant Customers”), and the amount of sales (in GAAP revenue) recognized by Seller with respect to each such customer related to the Business for each of those years. To Seller’s knowledge, none of such customers has informed Seller that in writing it intends to terminate its purchases from Seller in 2015 or thereafter.

(c)     Section 3.07(c) of the Disclosure Schedules lists the top ten suppliers of the Business for each of the years 2015 and 2014 (the “Significant Suppliers”), and the amount of expenses paid or accrued with respect to each of such suppliers (in accordance with GAAP) related to the Business for each of those years. To Seller’s knowledge, except as set forth in Section 3.07(c) of the Disclosure Schedules, none of such suppliers has informed Seller that it intends to decrease or terminate its manufacture of products for Seller in 2015 or thereafter.

Section 3.08     Compliance With Laws. Since January 1, 2010, Seller has complied, and is now complying, in all material respects with all applicable federal, state and local laws and regulations applicable to ownership and use of the Purchased Assets.

Section 3.09     Legal Proceedings. Except as set forth in Section 3.09 of the Disclosure Schedules, other than the Action, there is no claim, action, suit, proceeding or governmental investigation (“Proceeding”) of any nature pending or, to Seller's knowledge, threatened against or by Seller (a) relating to or affecting the Purchased Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 3.10     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.11     Accredited Investor. Seller is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Exchange Act of 1934, as amended, as presently in effect and is not an entity formed for the sole purpose of acquiring the Shares.

Section 3.12     Sophisticated Party. Seller has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, has had access to such information as it deemed necessary in order to conduct any due diligence it has determined is necessary or appropriate in connection with the purchase and sale of the Shares and its decision to participate in such purchase and sale and is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

Section 3.13     Investment Advice. Seller understands that nothing in the Agreement or any other materials presented to Seller in connection with the transactions contemplated hereby constitutes legal, tax or investment advice, and acknowledges that it must rely on legal, tax and investment advisors of its own choosing in connection with its purchase of the Shares.

Section 3.14     Investment Decision. Seller’s decision to purchase the Shares pursuant to this Agreement was based solely upon the representations and warranties set forth herein, and Seller has not relied upon any other information or representations made by or on behalf of the Shares.

Section 3.15     Share Ownership. Immediately prior to the execution of this Agreement, neither Seller nor any of its Affiliates beneficially own any Parent equity securities or any securities convertible into Parent equity securities, and Seller has no present actual intent to seek to effect, or to assist others in effecting, a hostile acquisition of Parent.

Section 3.16     Restricted Securities. Seller understands that any Shares issued hereunder shall be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from Parent in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold with registration under the Securities Act, only in certain limited circumstances. Seller understands that any Shares issued may bear the following or similar legend: “THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS

AMENDED, THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.”

In addition, Seller understands that Shares may bear the following or similar legend in compliance with applicable Canadian securities laws (and, in the event that no physical certificates are issued, the below constitutes written notice of the legend restriction under applicable Canadian securities laws):

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY TO OR FOR THE BENEFIT OF A CANADIAN PURCHASER UNTIL THE DATE THAT IS FOUR MONTHS AND A DAY AFTER AUGUST 7, 2015.

Section 3.17     Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III, Seller does not make any representation or warranty, express or implied, at law or in equity, with respect to Seller, its Affiliates, the Business or their respective financial conditions, assets, liabilities or operations, or their past, current or future profitability or performance or any other matter, and Seller specifically disclaims any such other representations or warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Each of Buyer and Parent represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof. For purposes of this Article IV, “Buyer's knowledge,” “knowledge of Buyer” and any similar phrases shall mean the actual knowledge of Eric Kelly, Kurt Kalbfleisch or Dan Camarda.

Section 4.01 Organization and Authority of Parent and Buyer; Enforceability. Parent is a corporation duly organized, validly existing and in good standing under the laws of the province of Ontario. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of California. Each of Parent and Buyer has all requisite corporate power and authority to own and operate its respective properties and assets and to carry on its respective business as currently conducted. The execution, delivery and performance by each of Buyer and Parent of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer and Parent. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by each of Parent and Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Parent and Buyer enforceable against Parent and Buyer in accordance with their respective terms.

Section 4.02     No Conflicts; Consents. The execution, delivery and performance by each of Parent and Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Parent or Buyer; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Buyer; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any material contract or other instrument to which Parent or Buyer is a party. No consent, approval, waiver or authorization is required to be obtained by Parent or Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Parent and Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03     Legal Proceedings. There is no Proceeding of any nature pending or, to Buyer's knowledge, threatened against or by Parent or Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.04     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Parent.

Section 4.05     SEC Filings. Parent has made available to Seller through the EDGAR system, true and complete copies of Parent’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (as amended prior to the date of this Agreement, the “40-F”), and all other reports filed by Parent pursuant to Sections 13(a), 13(e), 14 and 15(d) of the Exchange Act since the filing of the 40-F (collectively, the “SEC Filings”). The SEC Filings are the only filings required of Parent pursuant to the Exchange Act for such period. Parent and its subsidiaries are engaged in all material respects only in the business described in the SEC Filings and the SEC Filings contain a complete and accurate description in all material respects of the business of Parent and its Subsidiaries, taken as a whole. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Filings and, to the knowledge of Parent, none of the SEC Filings is the subject of any ongoing SEC review. Parent is eligible to register securities on Form F-3 under the Securities Act.

Section 4.06     Full Disclosure. At the time of filing thereof, each of the SEC Filings complied as to form in all material respects with the requirements of the Exchange Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties of Parent and Buyer in this Agreement, when read in connection with the SEC Filings, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein, in light of the circumstances under which such statements were made, not misleading.

Section 4.07     Registration Exemption. Subject in part to the truth and accuracy of Seller’s representations in this Agreement, the offer, sale and issuance of the Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act.

Section 4.08     Parent Shares. The Parent Common Shares is registered pursuant to Section 12(b) of the Exchange Act and is listed on the NASDAQ Global Market (“NASDAQ”). Parent is in compliance with all applicable listing and corporate governance rules and regulations of NASDAQ. Parent has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Parent Common Shares under the Exchange Act or delisting the Parent Common Share from NASDAQ, nor has Parent received any notification that the SEC or NASDAQ is contemplating terminating such registration or such delisting.

ARTICLE V
COVENANTS

Section 5.01     Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne equally by Buyer and Seller and paid by Buyer when due. Buyer shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees (and Seller shall cooperate with respect thereto as reasonably necessary).

Section 5.02     Non-Competition; Customer Relations. Seller agrees that for the period commencing on the Closing Date and expiring on the fifth (5th) anniversary of the Closing Date neither it nor any of its Affiliates shall engage, either directly or indirectly, alone or with others, as stockholders or otherwise in a business that develops, designs, manufactures, markets or sells any product that infringes any patents reading on, or copyrights in, products sold by the Business as of the Closing Date. Notwithstanding the foregoing, Buyer and Parent agree and acknowledge that they shall not enforce this Section 5.02 with respect to the manufacture, marketing or sale of any product that is sold by Seller of its Affiliates as of the Closing Date. After the Closing, Seller will cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer those business relationships of Seller existing prior to the Closing and relating to the Business to be operated by Buyer after the Closing, including relationships with customers, suppliers and others. Seller will refer to Buyer all inquiries relating to the Business after the Closing and will not solicit any customers of the Business away from the Business operated by Buyer. For a period of six months after the Closing Date, neither Seller nor any of its Affiliates shall take any action that would materially interfere with the business of Buyer to be engaged in after the Closing, including disparaging the name or business of Buyer. Notwithstanding anything in this Section 5.02 to the contrary, any action taken by Seller under and in accordance with any OEM agreement entered into with Buyer (or any of its Affiliates) shall not constitute a breach of this Agreement.

Section 5.03     Intellectual Property Non-Assertion. Seller agrees that it shall not assert against the Buyer or any of its Affiliates or any of their employees, contractors or successor or assigns any Intellectual Property owned or controlled by it or any of its Affiliates as of the Closing Date in connection with the operation of the Business by Parent, Buyer or any of their Affiliates.

Section 5.04     Dismissal of Action and Release.

(a)     Seller shall dismiss the Action in its entirety, with prejudice, within one (1) business day of the date hereof. Defendants and their respective counsel shall effectuate such dismissal with prejudice by executing and causing to be filed the request for dismissal in substantially the form attached hereto as Exhibit A.

(b)     Except for those obligations created by or arising out of this Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Transition Services Agreement and the Trademark License Agreement, Seller, on its own behalf and on behalf of its Affiliates, partners, directors, officers, consultants, agents, employees, licensees, controlling persons, successors in interest, creditors and security holders and other legal representatives (each, a “Seller Releasing Party”), does hereby covenant not to sue and acknowledges complete satisfaction of and hereby absolutely, unconditionally and irrevocably releases, remises, absolves and forever discharges Buyer and Parent and each of their respective successors and assigns, Affiliates (which, for this purpose, specifically includes Tandberg Data Holdings S.a.r.L and Tandberg Data Corp), members, directors, officers, shareholders, agents, attorneys, insurers, employees and licensees, in each case past and present, and each of them (hereinafter collectively referred to as “Buyer Released Parties”), with respect to, from and of any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action, obligations, debts, expenses, attorneys’ fees, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether now known or unknown, pending, suspected or unsuspected, and whether or not concealed or hidden (individually, a “Claim” and collectively, “Claims”), which such Seller Releasing Party owns or holds as of such date or has at any time theretofore owned or held as against said Buyer Released Parties, or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time relating in any way to events that occurred from the beginning of time through the date hereof, regardless of whether the Claims are accrued or unaccrued, known or unknown, and including any Claims directly or indirectly arising out of or pertaining to the Action, the RDX License or the Infinivault License (collectively, the “Seller Released Matters”).

(c)    Except for those obligations created by or arising out of this Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Transition Services Agreement and the Trademark License Agreement, each of Parent and Buyer, on its own behalf and on behalf of its Affiliates (which, for this purpose, specifically includes Tandberg Data Holdings S.a.r.L and Tandberg Data Corp), partners, directors, officers, consultants, agents, employees, licensees, controlling persons, successors in interest, creditors and security holders and other legal representatives (each, a “Buyer Releasing Party” and, together with the Seller Releasing Parties, the “Releasing Parties”), does hereby covenant not to sue and acknowledges complete satisfaction of and hereby absolutely, unconditionally and irrevocably releases, remises, absolves and forever discharges Seller and each of its successors and assigns, Affiliates, members, directors, officers, shareholders, agents, attorneys, insurers, employees and licensees, in each case past and present, and each of them (hereinafter collectively referred to as “Seller Released Parties” and, together with the Buyer Released Parties, the “Released Parties”), with respect to, from and of any and all Claims which such Buyer Releasing Party owns or holds as of such date or has at any time theretofore owned or held as against said Seller Released Parties, or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time relating in any way to events that occurred from the beginning of time through the date hereof, regardless of whether the Claims are accrued or unaccrued, known or unknown, and including any Claims directly or indirectly arising out of or pertaining to the Action, the RDX License or the Infinivault License (collectively, the “Buyer Released Matters” and, together with the Seller Released Matters, the “Released Matters”).

(d)     It is the intention of each Releasing Party in executing this instrument that the same shall be effective as a bar as to each and every claim, demand and cause of action hereinabove specified and, in furtherance of this intention, such Releasing Party hereby expressly waives, on its own behalf and on behalf of the other Releasing Parties, any and all rights or benefits conferred by any provision of law that prevents the release of unknown claims and expressly consents that this Agreement shall be given full force and effect according to each and all of its express terms and conditions, including, without, limitation those relating to unknown and unsuspected claims, demands and causes of actions, if any, as well as those relating to any other claims, demands and causes of actions hereinabove specified. The Releasing Parties each expressly waive the benefit of California Civil Code § 1542 (and any other statutory or common law provisions of similar effect in any applicable jurisdiction), which is set forth below, and specifically agree that the releases contained in this Agreement shall extend to all claims arising out of actions, events, or transactions prior to the date of this Agreement which such parties do not know or suspect to exist in their favor at this time and which arise out of or are related or connected to the subject matter delineated in Paragraph (b) above, and with the same limitations in scope set forth in such paragraph. Civil Code § 1542 provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

The Releasing Parties understand and acknowledge the significance and consequences of this Agreement and of such specific waiver of Civil Code §1542 and expressly consent that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected claims, demands, obligations and causes of action, if any, as well as those relating to any other claims, demands, obligations or causes of action hereinabove specified. Each Releasing Party hereto acknowledges that the Releasing Party or its attorneys may hereafter discover facts different from or in addition to those which they now know or believe to be true with respect to the claims, demands, debts, liabilities, accounts, obligations, and causes of action of every kind so released, and agrees that the release so given shall be and remain in effect as a full and complete release of the persons and entities released thereby notwithstanding any such different or additional facts.

(e)     Each Releasing Party hereby agrees, on its own behalf and on behalf of the other Releasing Parties, that this Agreement may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. Each Releasing Party hereby agrees, on its own behalf and on behalf of the other Releasing Parties, that no fact, event, circumstance, evidence or transaction that could now be asserted or that may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of this Agreement.

Section 5.05     Confidentiality.

(a)     Seller and its Affiliates shall treat as confidential and shall safeguard any and all information, knowledge and data included in the Purchased Assets or exclusively related to the Business, in each case by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Seller or its Affiliates used with respect thereto prior to the execution of this Agreement.

(b)     Buyer shall treat as confidential and shall safeguard any and all information, knowledge or data relating to the business of Seller and its Affiliates other than the Business that becomes known to Buyer as a result of the transactions contemplated by this Agreement except as otherwise agreed to by Seller in writing; provided, however, that nothing in this Section 5.05(b) shall prevent the disclosure of any such information, knowledge or data to any directors, officers or employees of Buyer to whom such disclosure is necessary or desirable in the conduct of the Business if such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to comply with the provisions of this Section 5.05(b) .

(c)     Buyer and Seller acknowledge that the confidentiality obligations set forth herein shall not extend to information, knowledge and data that is publicly available or becomes publicly available through no act or omission of the party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality so long as such source is not known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other party.

(d)     In the event of a breach of the obligations hereunder by Buyer or Seller, the other party, in addition to all other available remedies, will be entitled to injunctive relief to enforce the provisions of this Section 5.05 in any court of competent jurisdiction.

(e)     Nothing in this Section 5.05 shall prevent the disclosure of any information, knowledge or data to the extent required by applicable Law or and the rules and regulations of any stock exchange upon which the securities of one of the parties is listed.

Section 5.06 Japan OEM Agreement. As soon as reasonably practicable after the Closing, but in any event within sixty (60) days after the Closing, Buyer and Seller’s Affiliate, Imation Corporation Japan, will enter into a RDX OEM supply agreement on terms and conditions agreed to by the parties and as set forth in Section 5.06 of the Disclosure Schedules.

Section 5.07 Survival of Representations and Warranties; Limitations on Liability.

(a)     The representations and warranties of the parties contained in Articles III and IV will, subject to the proviso to this sentence, terminate on the date that is 12 months after the Closing; provided, however, that the representations and warranties contained in Section 3.01 (Organization and Authority of Seller; Enforceability), Section 3.03 (Title to Purchased Assets), Section 3.05 (Intellectual Property), Section 3.09 (Legal Proceedings), Section 3.10 (Brokers) and Section 3.11 (Accredited Investor) (collectively, the “Seller Fundamental Representations”) and Section 4.01 (Organization and Authority of Parent and Buyer; Enforceability), Section 4.04 (Brokers), Section 4.05 (SEC Filings), Section 4.06 (Full Disclosure), Section 4.07 (Registration Exemption) and Section 4.08 (Parent Shares) will survive indefinitely following the Closing.

(b)     In no event will Seller be liable to Buyer or Parent for any Losses arising out of or related to this Agreement or the transactions contemplated hereby, including as a result of a breach of this Agreement, unless and until the aggregate amount of all such Losses exceeds $50,000, in which case Buyer or Parent will be entitled to seek recovery for all Losses from dollar one; provided, however, that the limitation set forth in this sentence will not apply with respect to any claim in respect of any breach of any of the Seller Fundamental Representations. Notwithstanding the foregoing, Seller will not be liable to Buyer or Parent for any Losses arising out of or related to this Agreement or the transactions contemplated hereby, including as a result of a breach of this Agreement, in an aggregate amount in excess of $1,000,000; provided, however, that the limitations set forth in this sentence will not apply with respect to any claim in respect of any breach of any of the Seller Fundamental Representations.

Section 5.08     Third Party Consents. Following the Closing, Seller will use commercially reasonable efforts, and Buyer and Parent will reasonably cooperate with Seller, to obtain the consent of each of the Consenting Parties to the assignment to Buyer of their respective contracts included in the Assigned Contracts. Anything in this Agreement to the contrary notwithstanding, the failure of Seller to obtain any third-party consent under any Assigned Contract, or any circumstances arising out of or related to such failure, other than Seller’s failure to use commercially reasonable efforts as contemplated by this Section 5.08, will not, individually or in the aggregate, constitute a breach by Seller of any representation, warranty, condition, covenant or agreement contained in this Agreement.

Section 5.09     Significant Customers and Significant Suppliers. Seller shall use commercially reasonable efforts to provide to Buyer the contact information of, and arrange for Buyer an introduction (including by way of remote communication) with, each of the Significant Customers and Significant Suppliers, by August 17, 2015.

Section 5.10     Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

Section 5.11     License. Seller hereby grants, on its own behalf and on behalf of its Affiliates, to Buyer and its Affiliates, effective as of the Closing Date, a non-exclusive, worldwide, perpetual, fully paid, royalty free license to use, reproduce and modify the EncryptX Encryption Software as necessary or desirable to incorporate it into RDX cartridges made, used, sold or otherwise distributed by Buyer and its Affiliates and to distribute the EncryptX Encryption Software as incorporated into such RDX cartridges. Notwithstanding anything to the contrary set forth herein, this Section 5.11 shall survive the Closing.

ARTICLE VI
DEFINITIONS

Section 6.01     Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Acceptable Transaction” means any Sale in an arm’s length transaction or series of arm’s length transactions to any Person or Persons (other than an Affiliate of Seller).

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Consenting Parties” means each Person set forth on Section 6.01 of the Disclosure Schedules, and any other Person that is party to an Assigned Contract if an attempted assignment of such Assigned Contract, without the consent of such Person, would constitute a breach thereunder.

“Contingent After Acquired Inventory” means all saleable inventory related to the Business acquired by Seller or any of its Affiliates after the Closing in connection with Section 1.08(a) .

“EncryptX Encryption Software” means the EncryptX encryption software used in RDX Secure as sold by Seller prior to the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Existing Inventory” means all inventory related to the Business existing as of the date hereof and owned by Seller immediately prior to the Closing, wherever located, including all finished goods, work in process, raw materials, spare parts, and all other materials and supplies to be used or consumed by Seller in the production of finished goods whether held at any location or facility of Seller and of its Affiliates or in transit to Seller or any of its Affiliates, in each case as of the Closing Date.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) websites and internet domain name registrations; and (vi) other intellectual property and related proprietary rights, interests and protections (including all rights to sue and recover and retain damages, costs and attorneys' fees for past, present and future infringement and any other rights relating to any of the foregoing).

“Issued Shares” means 1,529,126 Parent Common Shares, having a market value equal to $6,300,000 based on the closing market price of the Parent Common Shares on August 6, 2015.

“Lock-Up Agreement” means the Lock-Up Agreement with respect to the Shares to be entered into on the Closing Date by Parent and Seller simultaneously with the execution of this Agreement.

“Losses” means, subject to Section 5.07(b), any losses, costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages and assessments.

“Maximum Sales Price” means the Minimum Sales Price plus $600,000.

“Minimum Sales Price” means $4,900,000 plus an amount equal to the “Net Inventory Value” set forth on Section 3.04 of the Disclosure Schedules (the “Initial Net Inventory Value”), which such Initial Net Inventory Value be shall adjusted after the Closing to be the Final Net Inventory Value. After the determination of the Final Net Inventory Value, the “Minimum Sales Price” shall mean $4,900,000 plus an amount equal to the Final Net Inventory Value.

“Parent Common Shares” means the common shares (no par value) in the capital of Parent.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Shares to be entered into by Parent and Seller simultaneously with the execution of this Agreement.

“Sale” or “Sold” means any sale, transfer or assignment.

“SEC” means the United States Securities and Exchange Commission.

“Shares” means the Issued Shares and the Warrant Shares issued or that may become issuable by Parent to Seller upon the exercise of the Warrant.

“Trademark License Agreement” means the Trademark License Agreement to be entered into on the Closing Date by Parent and Seller simultaneously with the execution of this Agreement.

“Transition Services Agreement” means the Transition Services Agreement to be entered into on the Closing Date by Parent and Seller simultaneously with the execution of this Agreement.

“Warrant” means the Warrant to be issued by Parent in favor of Seller simultaneously with the execution of this Agreement.

“Warrant Shares” means shares of Parent Common Share issued or issuable by Parent to Seller upon the exercise of the Warrant.

Section 6.02 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 6.03 Other Definitional Provisions. Unless the express context otherwise requires:

(a)     the recitals hereto shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein;

(b)     the words “hereof’, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c)     the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d)     the terms “Dollars” and “$” mean United States Dollars;

(e)     references herein to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;

(f) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;” and

(g) references herein to any gender includes each other gender.

ARTICLE VII
MISCELLANEOUS

Section 7.01     Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

To Parent or Buyer:

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1
Attention: Kurt L. Kalbfleisch
Email: kkalbfleisch@overlandstorage.com

With a copy to counsel, provided that such copy shall not constitute legal notice to Parent or Buyer:

O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Paul L. Sieben, Esq.
Email: psieben@omm.com

To Seller:

Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128
Attention: General Counsel
Email: jpbreedlove@imation.com

With a copy to counsel, provided that such copy shall not constitute legal notice to Seller:

Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower – Suite 2000
222 South Ninth Street
Minneapolis, MN 55402-3338
Attention: Brett Hanson, Esq.
Email: BHanson@oppenheimer.com

Section 7.03     Publicity. Prior to issuing any press release or making any public announcement concerning this Agreement or the transactions contemplated hereby, Seller, on the one hand, and Buyer and Parent, on the other hand, will, and will cause their respective Affiliates to, use commercially reasonable efforts to consult with the other party with respect to the text or content thereof.

Section 7.04     Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.05     Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction, but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

Section 7.06     Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 7.07     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.08     No Third-party Beneficiaries. Except as provided in Section 5.04, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.09     Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 7.10     Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.11     Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 7.12     Mediation.

(a)     In the event of any dispute, controversy or claim between the parties hereto in any way arising out of or based upon this Agreement or the transactions contemplated hereby (but excluding any dispute that is addressed in Section 2.05) (a “Dispute”), upon the written notice of any party hereto, the parties hereto will attempt to negotiate a resolution of the Dispute. If the parties hereto are unable for any reason to resolve a Dispute within thirty (30) days after the receipt of such notice (or within such longer period as the parties may mutually agree to in writing), the Dispute will be submitted to mediation in accordance with Section 7.12(b) hereof.

(b)     Any Dispute not resolved pursuant to Section 7.12(a) hereof will, at the request of any party hereto (a “Mediation Request”), be submitted to non-binding mediation in accordance with the then current CPR Mediation Procedure (the “Procedure”), except as modified herein. The mediation will be held in the State of Delaware. The parties will have twenty (20) days from receipt by a party of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the parties within twenty (20) days of receipt by a party (or parties) of a Mediation Request, then any party may request (on written notice to the other parties), that the CPR appoint a mediator in accordance with the Procedure. All mediation pursuant to this clause will be confidential and will be treated as compromise and settlement negotiations, and no oral or documentary representations made by the parties during such mediation will be admissible for any purpose in any subsequent proceedings. No party hereto will disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other parties in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of such other parties except in the course of a judicial or regulatory proceeding or as may be required by law or requested by a governmental authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the party intending to make such disclosure will give the other party reasonable written notice of the intended disclosure and afford the other party a reasonable opportunity to protect its interests. If the Dispute has not been resolved within sixty (60) days of the appointment of a mediator, or within ninety (90) days of receipt by a party of a Mediation Request (whichever occurs sooner), or within such longer period as the parties may mutually agree to in writing, then any party may file an action on the Dispute in any court having jurisdiction in accordance with Section 7.13.

Section 7.13     Submission to Jurisdiction. Any Dispute may be instituted only in the courts of the State of Delaware (or, only if the courts of the State of Delaware decline to accept jurisdiction over a particular matter, any federal courts of the United States of America located in the State of Delaware), and each party irrevocably submits to the exclusive jurisdiction of such courts in any such Dispute.

Section 7.14     Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 7.15     Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.16     Ambiguities. Inasmuch as this Agreement is the product of joint drafting and negotiation among the parties, it is agreed and understood that the general rule that ambiguities are to be construed against the drafter shall not apply to this Agreement. In the event that any language of this Agreement is found to be ambiguous, each party shall have an opportunity to present evidence as to the actual intent of the parties with respect to any such ambiguous language.

Section 7.17     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

IMATION CORP.

By:
Name:
Title:

OVERLAND STORAGE, INC.

By:
Name:
Title:

SPHERE 3D CORP.

By:
Name:
Title: